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                                                    March 3, 1997



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Health Images, Inc.
          Registration Statement on Form S-3
          Registration No. 333-09833

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Health Images, Inc. (the "Company") hereby applies for withdrawal of the above-referenced Registration Statement. The above-referenced Registration Statement was filed by the Company with the Securities and Exchange Commission on August 9, 1996.

     The Registration Statement is being withdrawn because the Company is being merged with Hammer Acquisition Corporation ("Hammer"), a wholly-owned subsidiary of HEALTHSOUTH Corporation ("HEALTHSOUTH"). The merger has been consummated on March 3, 1997. Upon consummation of the merger, each share of Common Stock of the Company held by shareholders other than the Company has been converted into 0.446 of a share of HEALTHSOUTH Common Stock. Accordingly, the Common Stock of the Company will no longer be traded publicly.

     Please direct any questions or comments to the undersigned, or to Gabriel Dumitrescu, Esq. of Powell, Goldstein, Frazer &
Murphy LLP at (404) 572-6732.

                              Very truly yours,

                              HEALTH IMAGES, INC.


                              By:/s/ Robin Eubanks Murray

                                 Title:  Vice President,
                                         Secretary and General
                                         Counsel